EXHIBIT 99.61

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

(All amounts are in United States dollars unless stated otherwise)

Thursday, August 4, 2011

Alamos Gold Reports Second Quarter 2011 Results

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) reports financial results for the second quarter of 2011.

Second Quarter 2011 Highlights

•	Generated revenues of $56.9 million from the sale of 37,800 ounces of gold, a 20% increase from revenues of $47.5 million in the second quarter of 2010.

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Produced 36,000 ounces of gold at cash operating costs of $355 per ounce of gold sold (total cash costs inclusive of royalties of $431 per ounce), below annual guidance for cash operating costs of $365-$390 per ounce.

•	Generated cash from operating activities before changes in non-cash working capital of $27.7 million ($0.24 per basic share).

•	Recognized earnings of $15.5 million ($0.13 per share), an increase of 64% from earnings of $9.5 million ($0.08 per share) in the same period last year.

•	Achieved record average crusher throughput of 15,000 tonnes of ore per day (“tpd”) for the quarter, including a monthly record of 16,100 tpd in the month of June 2011.

•	Reported drill results from its ongoing Çamyurt exploration project in Turkey, including 1.60 grams per tonne of gold (“g/t Au”) over 186 metres.

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Announced positive results from metallurgical testing conducted on the high-grade ore at San Carlos, potentially doubling the available feed to the gravity plant currently under construction at Mulatos.

•	Paid a semi-annual dividend of $5.8 million ($0.05 per share) on May 2, 2011.

This press release should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and six-month periods ended June 30, 2011 and 2010 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company’s website, www.alamosgold.com, in the “Investor Centre” tab in the “Reports and Financial Statements” section, and on SEDAR (www.sedar.com).

Review of Financial Results

The Company reported strong financial results in the second quarter of 2011, generating cash flows from operating activities before changes in non-cash working capital of $27.7 million ($0.24 per basic share), a 29% increase from $21.5 million ($0.19 per basic share) in the second quarter of 2010. After changes in non-cash working capital, the Company generated $27.8 million ($0.24 per basic share) in the second quarter of 2011, 33% higher than $20.9 million ($0.18 per basic share) generated in the same period of 2010.

TRADING SYMBOL: TSX:AGI

Earnings in the second quarter of 2011 were $15.5 million ($0.13 per share), a 63% increase from earnings of $9.5 million ($0.08 per basic share) achieved in the same period of 2010. The increase in earnings is attributable to higher operating cash margins per ounce of over $1,000 in the second quarter, resulting from higher realized gold prices, in addition to lower stock-based compensation expense and a lower effective tax rate. For the six months ended June 30, 2011, earnings of $33.4 million were 33% higher than in the comparable period of 2010.

Capital expenditures in the second quarter of 2011 were $15.8 million. Investments in operating capital and development activities for the Company’s Mexican operations were $5.6 million and $7.8 million, respectively. The Company capitalized $2.3 million in exploration and development activities for its Turkish projects.

Key financial metrics for the second quarter of 2011 compared to the second quarter of 2010 are presented at the end of this release in Table 1.

Second Quarter 2011 Operating Results

In the second quarter of 2011, the Mulatos Mine produced 36,000 ounces of gold, a 6% decrease compared to production of 38,400 ounces of gold in the second quarter of 2010. Lower gold production in the second quarter of 2011 relative to the same period of 2010 was attributable to a 23% decrease in the grade of ore stacked on the leach pad, offset by a 14% increase in crusher throughput and 5% increase in the ratio of ounces produced to contained ounces stacked or “recovery ratio1”.

Cash operating costs, exclusive of the 5% royalty, were $355 per ounce of gold sold in the second quarter of 2011. Including the royalty, total cash costs were $431 per ounce of gold sold. On a year-to-date basis, cash operating costs per ounce of $352 are below the low-end of the annual guidance range of $365-$390 per ounce.

Crusher throughput improved significantly in the second quarter of 2011 relative both to the first quarter of 2011 and to the second quarter of 2010. Average crusher throughput in the second quarter was 15,000 tpd, 26% higher than 11,900 tpd achieved in the first quarter of this year. Crusher throughput in the month of June reached a record level for the Mulatos Mine at 16,000 tpd. Higher crusher throughput has resulted from generally improved operating and maintenance practices and has been achieved without sacrificing size quality. The size of crushed ore stacked on the leach pad was 90% passing 3/8th’s of an inch in the second quarter of 2011, an improvement over the first quarter of 2011 of 87%.

The recovery ratio in the second quarter of 2011 of 64% was below the recovery ratio of 86% in the first quarter of 2011, while on a year-to-date basis, the recovery ratio of 74% remains above the Company’s budgeted 2011 recovery ratio of 70%. The lower recovery ratio in the second quarter of 2011 was attributable both to reduced solution flow caused by drought conditions at the Mine and to low concentrations of cyanide in solution resulting from supply disruptions. The onset of the rainy season in July 2011 has resolved the solution flow issues that occurred at the end of the second quarter. However, production continues to be adversely affected by low cyanide supply. While cyanide shipments have increased on a weekly basis

[1]	“recovery ratio” is defined as the ratio of gold ounces produced divided by the number of contained ounces stacked over a specific period

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TRADING SYMBOL: TSX:AGI

since the end of June, the Company does not anticipate reaching optimal cyanide application rates until September 2011. As a result, a portion of the gold production budgeted for the third quarter is expected to be deferred to the fourth quarter.

The grade of ore crushed in the second quarter of 2011 of 1.27 g/t Au was consistent with the 2011 budgeted grade, but substantially below the realized grade in the second quarter of 2010 of 1.64 g/t Au. The application of higher gold price assumptions to the mine model has resulted in material previously classified as waste to become economic to mine, and therefore classified as low grade ore, with the effect of lowering the average grade mined. The Company’s budgeted grade for 2011 is 1.24 g/t Au, a 23% decrease from the grade of ore crushed in 2010.

Key operational metrics and production statistics for the second quarter of 2011 compared to the second quarter of 2010 are presented in Table 2 at the end of this press release.

2011 Outlook

Operations

The Company continued to benefit from record gold prices in the second quarter of 2011, achieving a significant increase in quarterly earnings and cash flows relative to the comparable period of 2010, despite lower gold sales and production. Gold production in the first half of 2011 was 73,500 ounces at a cash operating cost per ounce of gold sold of $352 (exclusive of the 5% royalty).

During the second quarter of 2011, the Company successfully increased crusher throughput to above budgeted levels, averaging 15,000 tpd for the quarter and achieving a new record average of 16,100 tpd in the month of June 2011. Despite the higher crusher throughput, second quarter gold production of 36,000 ounces was lower than anticipated as a result of lower than budgeted solution flow and cyanide application rates. While solution flow returned to optimal levels in early July and cyanide shipments have been increasing, budgeted cyanide application rates are not expected to be reached until September. The Company remains on track to achieve its full year 2011 production target of 145,000 to 160,000 ounces at a cash operating cost of between $365-$390 per ounce.

Development – Mulatos Mine

Development of the Escondida high-grade zone and construction of the gravity plant to process high-grade ore remains on schedule, with planned production in the first quarter of 2012. Gold production for 2012 is expected to increase substantially relative to 2011 levels, with planned incremental production of at least 67,000 ounces from Escondida at substantially lower cash costs per ounce. In addition, the Company received positive results from metallurgical testing of San Carlos high-grade ore in the second quarter. Further optimization of the ultimate extraction rates is underway; however, based on the preliminary test results alone, the Company expects that high-grade ore at San Carlos has the potential to double the amount of feed for the gravity plant.

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TRADING SYMBOL: TSX:AGI

Development – Ağı Dağı and Kirazlı

Positive exploration results at the Company’s Ağı Dağı and Kirazlı projects in northwestern Turkey are expected to significantly increase resources at these projects, with a resource update for Ağı Dağı and Kirazlı to be released during the third quarter of 2011 and an initial resource estimate for Çamyurt expected in March 2012.

The Company is in the process of submitting Environmental Impact Assessment (“EIA”) applications for the Ağı Dağı and Kirazlı projects and expects a response from the Turkish government by the end of 2011. The preliminary feasibility study for Ağı Dağı and Kirazlı is expected to be completed in the fourth quarter of 2011, and the development timeline for these projects remains unchanged with initial production starting at Kirazlı in the first quarter of 2013 followed by the commencement of production at Ağı Dağı in the first quarter of 2014, assuming timely approval of the EIA reports and related permits.

Exploration – Mulatos District

Drilling at El Carricito began in late 2010 and continued in the second quarter of 2011 with two drill rigs active throughout the period. Drilling continues to intersect broad zones of favourable alteration containing low grade gold mineralization. In the third quarter, positive drill results were obtained from drilling on the west side of El Carricito, in the Cerro Carricito and Cerro Colorado areas. The Company recently drilled an interval of 85 m grading 0.53 g/t Au, which is the best hole to-date at El Carricito. This new intercept is within a 400 m by 200 m zone with consistent grades ranging from 0.5 to 1.0 g/t Au over 10-20 m widths. The zone is contained within a stratabound and oxidized hydrothermal breccia which is considered likely to be the source of the geochemical anomaly at El Carricito. Drilling is presently focused on identifying extensions of the zone towards Cerro Colorado and the possible structural feeder of mineralization inferred from a review of the alteration study and mineralized intercepts encountered to-date. The Phase I drill program is expected to be completed by the end of the third quarter of 2011. Once the results of this program have been reviewed, the Company will re-prioritize these initial targets and present an updated exploration budget for El Carricito for the remainder of 2011. The Company spent $0.9 million at El Carricito in the second quarter of 2011.

Exploration activities in San Carlos in the first half of 2011 were focused on testing extensions of the existing mineral resource area. In-fill and step-out drilling in the second quarter resulting in confirming the continuity of high-grade mineralization towards the northeast. In addition, the Company has identified at least two additional sub-parallel structures, located up to 600 m from the resource area, with surface mapping indicating the potential for additional zones to the northeast. The new zones are located at the same elevation as existing mineralization, but under significant overburden. As a result, the Company is evaluating the potential to mine a portion of the San Carlos deposits through underground mining methods.

Exploration – Turkey

To-date in 2011, the Company has completed over 16,600 m of drilling in Turkey, operating with six drills. Since the Company acquired its Turkish projects, a total of 39,200 m of drilling has been completed. The drilling in 2011 has been focused on in-fill and extension drilling of known zones of mineralization at Ağı Dağı Kirazlı and Çamyurt. The Company plans to provide an updated mineral resource estimate for the Ağı Dağı and Kirazlı deposits during the third quarter of 2011.

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TRADING SYMBOL: TSX:AGI

The Çamyurt project is located approximately three kilometres (“km”) southeast of the Company’s development-stage Ağı Dağı project. In the second quarter of 2011, the Company reported encouraging drill results from Çamyurt which demonstrated the potential for Çamyurt to develop into a stand-alone mining project. Notable assay results included 185.7 m grading 1.6 g/t Au in hole 11-CYD-14 and 89.6 m grading 2.34 g/t Au in hole 11-CYD-20.

Drilling at Çamyurt has defined a mineralized zone that is continuous for at least 1,100 m along strike and is mineralized to a vertical depth of at least 150 m. The mineralized zone remains open at depth. Definition drilling will continue in the third quarter and an initial resource estimate at Çamyurt is planned to be included as part of the Company’s year-end 2011 global resource and reserve statement in the first quarter of 2012.

Reminder of Second Quarter 2011 Financial Results Conference Call

The Company’s senior management will host a conference call today, Thursday, August 4, 2011 at 12:00 pm Eastern Standard Time to discuss the 2011 second quarter financial results, and to provide an update of the Company’s operating, exploration, and development activities.

Participants may join the conference call by dialling 1 (800) 769-8320 or 1 (416) 695-7848 for outside Canada and the United States.

A recorded playback of the conference call can be accessed after the event until August 18, 2011 by dialling 1 (800) 408-3053 or 1 (905) 694-9451 for participants outside Canada and the United States. The pass code for the conference call playback is 7673370#. A live and archived audio webcast will also be available on the Company’s website at www.alamosgold.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $200 million cash on hand, is debt-free, and unhedged to the price of gold. As of July 31, 2011, Alamos had 117,572,508 common shares outstanding (125,103,708 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Allan Candelario
President and Chief Executive Officer	Investor Relations
(416) 368-9932	(416) 368-9932 x 206

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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TRADING SYMBOL: TSX:AGI

Cautionary Non-GAAP Statements

The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Total cash costs” as used in this analysis is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company per ounce of gold by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “total cash costs” as determined by the Company compared with other mining companies. In this context, “total cash costs” reflects the per ounce “cash operating costs” allocated from in-process and dore inventory associated with ounces of gold sold in the period, plus applicable royalties. “Total cash costs” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed, gold recovery rates and gold prices during the period.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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TRADING SYMBOL: TSX:AGI

Table 1: Financial Highlights

	Q2	Q2	YTD	YTD
	2011	2010	2011	2010

Cash provided by operating activities before changes in non-cash working capital (000) (1)	$27,749	$21,511	$54,754	$43,469
Changes in non-cash working capital (000)	$9	($619)	$2,379	$956
Cash provided by operating activities (000)	$27,758	$20,892	$57,133	$44,425

Earnings before income taxes (000)	$24,544	$18,295	$49,051	$38,805
Earnings (000)	$15,494	$9,474	$33,351	$24,998
Earnings per share
- basic	$0.13	$0.08	$0.29	$0.22
- diluted	$0.13	$0.08	$0.28	$0.22

Comprehensive income (000)	$14,624	$9,474	$30,381	$24,998
Weighted average number of common shares outstanding
- basic	116,843,000	114,965,000	116,688,000	114,448,000
- diluted	117,996,000	116,732,000	118,065,000	116,239,000

Assets (000) (2)			$550,457	$506,436

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Assets are shown as at June 30, 2011 and December 31, 2010.

Table 2: Production Summary & Statistics (1)

	Q2 2011	Q2 2010	Change	Change
			(#)	(%)

Ounces produced (1)	36,000	38,400	(2,400)	(6%)

Ore crushed (tonnes)	1,373,000	1,202,000	171,000	14%
Grade (g/t Au)	1.27	1.64	(0.37)	(23%)

Contained ounces stacked	56,100	63,400	(7,300)	(12%)

Ratio of ounces produced to contained ounces stacked	64%	61%	3%	5%
Ore mined (tonnes)	1,320,000	1,188,000	132,000	11%
Waste mined (tonnes)	850,000	1,117,000	(267,000)	(24%)
Total mined (tonnes)	2,170,000	2,305,000	(135,000)	(6%)

Waste-to-ore ratio	0.64	0.94	(0.30)	(32%)

Ore crushed per day (tonnes)	15,000	13,200	1,800	14%

(1)	Reported gold production for Q1 2010 has been adjusted to reflect final refinery settlement. Reported gold production for Q1 2011 is subject to final refinery settlement and may be adjusted.

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